

April 23, 2013

Via E-mail
Tsz-Kit Chan
Chief Financial Officer
QKL Stores Inc.
4 Nanreyuan Street
Dongfeng Road
Sartu District
163300 Daqing, PRC

   Re: QKL Stores Inc.
     Form 8-K filed April 12, 2013
     File No. 1-34498

Dear Mr. Chan:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ William H. Thompson

        William H. Thompson
        Accounting Branch Chief